Exhibit 99.1

Titan Medical Reports Third Quarter Financial Results

TORONTO--(BUSINESS WIRE)--November 16, 2020--Titan Medical Inc. (“Titan” or the “Company”) (TSX: TMD) (Nasdaq: TMDI), a medical device company focused on the design and development of surgical technologies for robotic single access surgery, announces financial results for the three and nine months ended September 30, 2020, highlighted by the Company’s improved cash position, which, as of September 30, 2020, reflects a positive difference of approximately $24 million compared to its cash position at December 31, 2019.

All financial results are prepared in accordance with International Accounting Standards (“IAS”) 34 on a basis consistent with the Company’s 2019 annual financial statements and are reported in U.S. dollars, unless otherwise stated. The unaudited condensed interim consolidated financial statements and management’s discussion and analysis for the period ended September 30, 2020 may be viewed at www.sedar.com and at www.sec.gov.

“Titan made significant progress during the third quarter of this year. We recommenced the development of our robotic single access surgical system, unveiled ‘Enos’ as its new brand name, and updated our corporate identity. Today, we are proud to launch our revamped website reflecting the new branding,” said David McNally, President and Chief Executive Officer of Titan. “During the quarter we also continued with the development activities commenced in mid-June under the development and license agreement with Medtronic, leading to the on-schedule and successful completion of the first technical milestone in October 2020. This first phase of the program was an intensive four-month effort and the results are a testament to the expertise and the innovative culture of our in-house and partner service provider teams.”

Demonstrating the Company’s commitment to more frequent shareholder communications, a video of recent highlights presented by David McNally is on the Company’s website at https://www.titanmedicalinc.com/videos/.

Business highlights for the third quarter of 2020 and recent weeks include:

  On July 30, the Company announced that it had completed design enhancements to the instruments for the Enos™ robotic single access surgical system, which are expected to improve strength, agility, movement efficiency, and durability for reprocessing, while potentially reducing manufacturing costs.
  David McNally, President and CEO of Titan, presented at three conferences including: on August 1, at the plenary session of the Society of Robotic Surgery 2020 World Robotic Symposium; on September 2, at the LD Micro LD 500 Virtual Conference for microcap companies with valuations up to $300 million; and on September 14, at the H.C. Wainwright 22nd Annual Global Investor Conference.
  Continued expansion of the Company’s intellectual property portfolio, with the issuance of certain robotic surgery patents related to camera and system control as announced on September 17, and additional issuances and filings bringing the Company’s totals to 59 issued patents and 85 applications pending as of September 30.
  On September 21, the Company revealed the new Enos robotic single access surgical system brand identity, replacing the SPORT brand identity.
  An ISO 13485:2016 surveillance audit was successfully completed in September by TÜV SÜD, the Company’s European Notified Body.
  On September 30, Stephen Randall, CFO of Titan, retired after serving more than 10 years with the Company, and effective October 1, Monique L. Delorme was promoted to CFO from VP of Finance.
  On October 7, following approval by shareholders at its Annual and Special Meeting of Shareholders, the Company announced the election of Paul Cataford, Anthony J. Giovinazzo and Cary G. Vance to the Board of Directors.
  On October 26, the Company announced the on-schedule accomplishment of the first technical milestone pursuant to the Medtronic development and license agreement, and on October 28, received the related $10 million license payment.
  As of November 16, the Company has increased its office and lab space for the growing product development team at its subsidiary, Titan Medical USA Inc., in Chapel Hill, North Carolina. Drawing talent from the Research Triangle Park area, the team has grown to 8 technical experts who are focused on advancing the Enos system, including software development and implementation of enhancements to its camera systems, multi-articulated instruments, and patient cart.

Financial results for the three and nine months ended September 30, 2020 include:

  Net and comprehensive losses for the three and nine months ended September 30, 2020 were $1,640,633 and $3,551,875, compared with net and comprehensive losses of $1,564,196 and $44,319,942, for the three and nine months ended September 30, 2019, respectively. In addition to reduced R&D expenses, the results include recognition in June 2020 of $10 million in revenue from a license agreement with Medtronic, and a gain on settlement of a supplier claim. Further, both the three and nine months ended September 30, 2020 were impacted, as compared to the prior periods, by the changes in the valuation of outstanding warrants.
  Research and development (“R&D”) expenses for the three and nine months ended September 30, 2020 were $2,265,975 and $2,433,557, respectively, compared with R&D expenses of $16,570,480 and $49,339,766, respectively for the corresponding prior-year periods, as the Company suspended product development during the first half of 2020 due to insufficiency of available capital. The Company has since resumed its R&D program beginning in July 2020.
  Cash and cash equivalents as of September 30, 2020 were $24,675,913, compared with cash and cash equivalents of $814,492 as of December 31, 2019. At September 30, 2020, current liabilities, excluding warrant liability were $9,416,241 compared with $11,433,967 as of December 31, 2019.
  At September 30, 2020, the Company had working capital of $16,523,569 compared to a working capital deficit of $9,684,525 at December 31, 2019.

About Titan

Titan Medical Inc., a medical device company headquartered in Toronto, is focused on developing robotic assisted technologies for application in single access surgery. The Enos™ system, by Titan Medical, is being developed to become the new standard of care in robotic single access surgery with dual 3D and 2D high-definition vision systems, multi-articulating instruments, and an ergonomic surgeon workstation. With the Enos system, Titan intends to initially pursue gynecologic surgical indications.

Certain of Titan’s robotic assisted surgical technologies and related intellectual property have been licensed to Medtronic plc, while retaining world-wide rights to commercialize the technologies for use with the Enos system.

Enos™ is a trademark of Titan Medical Inc.

For more information, visit www.titanmedicalinc.com.

Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws. Such statements reflect the current expectations of management of the Company’s future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “potential for” and similar expressions have been used to identify these forward-looking statements, including references to: the Company being focused on the design and development of surgical technologies for robotic single access surgery; the design enhancements to the instruments of the Enos system which are expected to improve strength, agility, movement efficiency, and durability for reprocessing, while potentially reducing manufacturing costs; the Enos system being developed to become the new standard of care in robotic single access surgery with dual 3D and 2D high-definition vision systems, multi-articulating instruments, and an ergonomic surgeon workstation; Titan’s intention to initially pursue gynecologic surgical indications with the Enos system; the license of certain of Titan’s robotic assisted surgical technologies and related intellectual property to Medtronic plc, while retaining world-wide rights to commercialize the technologies for use with the Enos system. These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of the Company’s Annual Report on Form 20F dated March 30, 2020 (which may be viewed at www.sedar.com and at www.sec.gov). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully, and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions, the Company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements. Except as required by law, the Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Contacts

Monique L. Delorme
Chief Financial Officer
+1-416-548-7522
investors@titanmedicalinc.com